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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-4

       ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)


                               (AMENDMENT NO. ___)



                                TOYS "R" US, INC.
                                (Name of Issuer)

                              BABY SUPERSTORE, INC.
                      (Name of Person(s) Filing Statement)

    4-7/8% CONVERTIBLE SUBORDINATED NOTES
                 DUE 2000 OF
            BABY SUPERSTORE, INC.
       (Title of Class of Securities)      (CUSIP Number of Class of Securities)

                                 LOUIS LIPSCHITZ
                                  461 FROM ROAD
                            PARAMUS, NEW JERSEY 07652
                                 (201) 368-5548


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications of Behalf of Person(s) Filing Statement)



                                   Copies to:

                                 DENNIS J. BLOCK
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000



                            CALCULATION OF FILING FEE
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           TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
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               $115,218,020.84                                 $23,044.00
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* The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $115,000,000.00 principal amount of Notes at the repurchase price (100% of the principal amount of the Notes, plus accrued interest to the date of repurchase) as of April 15, 1997 (the initial expiration date of the Offer). The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.



[_] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.



Amount previously paid:                        Filing party:

Form or registration no.:                      Date filed:



Instruction. When submitting this statement in paper format, ten copies of this statement, including all exhibits, shall be filed with the Commission.

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

                            INTRODUCTORY STATEMENT

      This Schedule 13E-4 relates to a change of control offer (the "Offer") by Baby Superstore, Inc., a South Carolina corporation ("Baby Superstore"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Change of Control Notice and Offer to Purchase dated February 14, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 4-7/8% Convertible Subordinated Notes Due 2000 of Baby Superstore (the "Notes"). The Notes are convertible into shares of Common Stock, par value $.10 per share ("Toys "R" Us Common Stock"), of Toys "R" Us, Inc. ("Toys "R" Us") at a conversion price of $66.34 per share of Toys "R" Us Common Stock. Copies of the Offer to Purchase and the related Letters of Transmittal are filed as exhibits (a)(1) and (a)(2) hereto.

ITEM 1. SECURITY AND ISSUER.

(a) The issuer of the Notes is Baby Superstore, a wholly owned subsidiary of Toys "R" Us. The address of Baby Superstore's principal executive office is 461 From Road, Paramus, New Jersey 07652. The Notes are convertible into Toys "R" Us Common Stock. The address of Toys "R" Us' principal executive office is 461 From Road, Paramus, New Jersey 07652.
(b) The securities which are the subject of the Offer are the 4-7/8% Convertible Subordinated Notes Due 2000 issued by Baby Superstore. The Notes are convertible into shares of Toys "R" Us Common Stock at a conversion price of $66.34 per share of Toys "R" Us Common Stock. Toys "R" Us is a joint and several obligor with Baby Superstore with respect to the Notes. As of February 12, 1997, there was $115,000,000.00 aggregate principal amount of Notes outstanding. The Offer is for any and all Notes, in denominations of $1,000 or integral multiples thereof, at 100% of the principal amount of the Notes, plus accrued interest to but excluding the date of repurchase. To the best knowledge of Baby Superstore, no Notes are being purchased from any officer, director or affiliate of Baby Superstore or Toys "R" Us.
(c) The information set forth in the section of the Offer to Purchase entitled "Market Price Information" is incorporated herein by reference.
(d) Baby Superstore is filing this statement. The address of Baby Superstore is set forth in Item 1(a). Baby Superstore is a wholly owned subsidiary of Toys "R" Us.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase entitled "Sources and Amount of Funds" is incorporated herein by reference.
(b)   Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

      The information set forth in the section of the Offer to Purchase entitled "The Offer-Purpose and Effects of the Offer" is incorporated herein by reference. Upon repurchase, the Notes will cease to be outstanding and will be delivered to The Bank of New York, as successor in interest to Nationsbank of Georgia, National Association, as Trustee, for cancellation immediately after such repurchase.




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

(a) The information set forth in the section of the Offer to Purchase entitled "The Offer-General" is incorporated herein by reference.
(b) The information set forth in the section of the Offer to Purchase entitled "Recent Developments-The Merger" is incorporated herein by reference.
(c) The information set forth in the section of the Offer to Purchase entitled "Recent Developments-The Merger" is incorporated herein by reference.
(d)      None.
(e)      None.
(f)      None.
(g)      None.
(h)      Not applicable.
(i)      Not applicable.
(j) The information set forth in the section of the Offer to Purchase entitled "Available Information" is incorporated by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the cover page to the Offer to Purchase and the sections of the Offer to Purchase entitled "The Offer-General," "The Offer-Purpose and Effects of the Offer" and "Recent Developments" is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the section of the Offer to Purchase entitled "The Depositary" is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

(a) The following documents, which have been filed by Baby Superstore (File No. 0- 24614) with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

         (1)Baby Superstore's Annual Report on Form 10-K for the fiscal year ended January 31, 1996, as amended by the Form 10-K/A filed on September 11, 1996.
         (2)Baby Superstore's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1996, as amended by the Form 10-Q/A filed on September 11, 1996.
         (3)Baby Superstore's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1996.
         (4)Baby Superstore's Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 1996.
         (5)Baby Superstore's Current Reports on Form 8-K dated October 2, 1996 and February 3, 1997.



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


         The following documents, which have been filed by Toys "R" Us (File No. 1-11609) with the Commission under the Exchange Act, are incorporated herein by reference:

         (1)Toys "R" Us' Annual Report on Form 10-K for the fiscal year ended February 3, 1996.
         (2)Toys "R" Us' Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 1996.
         (3)Toys "R" Us' Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 1996.
         (4)Toys "R" Us' Quarterly Report on Form 10-Q for the fiscal quarter ended November 2, 1996.
         (5)Toys "R" Us' Current Reports on Form 8-K dated July 15, 1996, October 2, 1996, January 7, 1997 and February 3, 1997.

         All documents filed with the Commission by Baby Superstore or Toys "R" Us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such document is filed.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

(b)      Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

(a)      None.
(b) None, except for compliance with the Exchange Act and the rules and regulations promulgated thereunder and compliance with applicable requirements of state securities or "blue sky" laws.
(c)      None.
(d)      None.
(e) Reference is hereby made to the exhibits hereto which are incorporated in their entirety herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)      Exhibit (a)(1) Change of Control Notice and Offer to Purchase, dated
                        February 14, 1997.
         Exhibit (a)(2) Letter of Transmittal.
         Exhibit (a)(3) Notice of Guaranteed Delivery.
         Exhibit (a)(4) Letter to clients.
         Exhibit (a)(5) Letter to brokers, dealers, commercial banks, trust companies and other nominees.
         Exhibit (a)(6) Notice published in The Wall Street Journal on
                        February 14, 1997.



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
(b)      Not applicable.
(c)(1) Indenture, dated as of October 3, 1995, between Baby Superstore, as issuer, and Nationsbank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Baby Superstore's Form 10-Q quarterly report filed with the Commission for the quarter ended October 25, 1995).
(c)(2) First Supplemental Indenture, dated as of February 3, 1997, between Baby Superstore, as issuer, and The Bank of New York, as successor in interest to Nationsbank of Georgia, National Association, as Trustee.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.



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

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        BABY SUPERSTORE, INC.

                                        By: /s/ Louis Lipschitz
                                            -----------------------
                                          Name:  Louis Lipschitz
                                          Title:  Executive Vice President
                                                  and Chief Financial Officer



Dated:  February 14, 1997



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                                 EXHIBIT INDEX

EXHIBIT                             DESCRIPTION
-------                             -----------

(a)(1)   - Change of Control Notice and Offer to Purchase, dated February 14,
           1997.
(a)(2)   - Letter of Transmittal.
(a)(3)   - Notice of Guaranteed Delivery.
(a)(4)   - Letter to clients
(a)(5) - Letter to brokers, dealers, commercial banks, trust companies and other nominees
(a)(6)   - Notice published in The Wall Street Journal on February 14, 1997.
(c)(1) - Indenture, dated as of October 3, 1995, between Baby Superstore, as issuer, and Nationsbank of Georgia, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Baby Superstore's Form 10-Q quarterly report filed with the Commission for the quarter ended October 25, 1995).
(c)(2) - First Supplemental Indenture, dated as of February 3, 1997, between Baby Superstore, as issuer, and The Bank of New York, as successor in interest to Nationsbank of Georgia, National Association, as Trustee.




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